Exhibit 99.1

CANADA	CANADA
PROVINCE OF NEW BRUNSWICK	PROVINCE DU NOUVEAU-BRUNSWICK
BUSINESS CORPORATIONS ACT	LOI SUR LES CORPORATIONS
COMMERCIALES

CERTIFICATE OF CONTINUANCE	CERTIFICAT DE PROROGATION

NOVA Chemicals Corporation
Name of Corporation / Raison sociale de la corporation

645481
Corporation Number / Numéro de la corporation

I  HEREBY CERTIFY that the above-mentioned corporation was continued under section 126 of the Business Corporations Act as set out in the attached Articles of Continuance.

JE CERTIFIE que la corporation mentionnée ci-dessus a été prorogée en application de l’article 126 de la Loi sur les corporations commerciales de la façon indiquée dans les statuts de prorogation ci-joints.

July 6, 2009 - le 6 juillet 2009
Director - Directeur	Date of Continuance - Date de prorogation

BUSINESS CORPORATIONS ACT	LOI SUR LES CORPORATIONS COMMERCIALES
FORM 7	FORMULE 7
ARTICLES OF CONTINUANCE	STATUTS DE PROROGATION
(SECTION 126)	(ARTICLE 126)

1 -	Name of Corporation:	Raison sociale de la corporation:

NOVA Chemicals Corporation

2 -

The classes and any maximum number of shares that the corporation is authorized to issue and any maximum aggregate amount for which shares, may be issued including shares without par value and/or with par value and the amount of the par value:

See the attached Schedule “I”

3 -	Restrictions, if any, on share transfers:	Restrictions, s’il y en a, au transfers d’actions:

No securities, other than non-convertible debt securities, shall be transferred without the consent of the directors or shareholders of the corporation expressed by resolution passed at a meeting of the board of directors or shareholders or by an instrument or instruments in writing signed by all such directors or shareholders.

4 -	Number (or minimum and maximum number) of directors:

A minimum of one (1) and maximum of fifteen (15)

5 -	Restrictions, if any, on business the corporation may carry on:	Restrictions, s’il y en a, à factivité que peut exercer la corporation:

None

6 -	(1) If change of name effected, previous name:

N/A

	(2) Details of incorporation:	(2) Details sur la constitution en corporation:

Continued under the Canada Business Corporations Act on April 14, 2004.

7 -	Other provisions, if any:

See the attached Schedule “II”

Date	Signature	Description of Office Fonction
July 6, 2009	/s/ Jack S. Mustoe	Senior Vice President, Chief Legal Officer and Corporate Secretary

FOR DEPARTMENT USE ONLY	RÉSERVÉ À L’USAGE DU MINISTÈRE

Corporation No. - Nº.de corporation	Filed - Déposé
645481	Filed/Déposé 2009-07-06

45-4108(8/01)

NOVA Chemicals Corporation

(hereinafter referred to as the “Corporation”)

THIS IS SCHEDULE “I” TO THE FOREGOING FORM 7 UNDER THE
NEW BRUNSWICK BUSINESS CORPORATIONS ACT

The Corporation is authorized to issue an unlimited number of Common Shares, First Preferred Shares, and Second Preferred Shares, respectively, each without par value, having the following rights, privileges, restrictions and conditions:

1.             COMMON SHARES

(a)           the holders of the Common Shares are entitled to attend and vote at all meetings of shareholders except meetings of only the holders of another class or series of shares of the Corporation;

(b)           subject to the preferential rights attaching to any shares of the Corporation ranking in priority to the Common Shares, the holders of the Common Shares are entitled to receive any dividends that may be declared by the board of directors of the Corporation on the Common Shares; and

(c)           subject to the rights of the holders of shares of the Corporation ranking in priority to the Common Shares, to participate rateably amongst themselves and rateably with the holders of any shares ranking on a parity with the Common Shares in any distribution of the remaining property of the Corporation in the event of the dissolution, liquidation or winding-up of the Corporation or any other distribution of the property of the Corporation amongst its shareholders for the purposes of winding-up its affairs.

2.             FIRST PREFERRED SHARES

(a)           the First Preferred Shares may from time to time be issued in one or more series, and the board of directors may fix from time to time before such issue the number of First Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of First Preferred Shares, including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(b)           the First Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets on return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, have preference over the Common Shares, the Second Preferred Shares and over any other shares of the Corporation ranking by their terms junior to the First

Preferred Shares of the series. The First Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares, the Second Preferred Shares and any other shares ranking junior to such First Preferred Shares as may be fixed in accordance with clause 2(a) above.

(c)           subject to the foregoing and to applicable law, the First Preferred Shares as a class are not entitled to receive notice of, attend or vote at meetings of the shareholders of the Corporation.

3.             SECOND PREFERRED SHARES

(a)           the Second Preferred Shares may from time to time be issued in one or more series, and the board of directors may fix from time to time before such issue the number of Second Preferred Shares which is to comprise each series and the designation, rights, privileges, restrictions and conditions attaching to each series of Second Preferred Shares, including, without limiting the generality of the foregoing, any voting rights, the rate or amount of dividends or the method of calculating dividends, the dates of payment thereof, the terms and conditions of redemption, purchase and conversion if any, and any sinking fund or other provisions;

(b)           the Second Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets on return of capital in the event of liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other return of capital or distribution of the assets of the Corporation amongst its shareholders for the purpose of winding-up its affairs, have preference over the Common Shares and over any other shares of the Corporation ranking by their terms junior to the Second Preferred Shares of the series. The Second Preferred Shares of any series may also be given such other preferences, not inconsistent with these Articles, over the Common Shares and any other shares ranking junior to such Second Preferred Shares as may be fixed in accordance with clause 3(a) above.

(c)           subject to the foregoing and to applicable law, the Second Preferred Shares as a class are not entitled to receive notice of, attend or vote at meetings of the shareholders of the Corporation.

                Filed/Déposé   2009-07-06

2

NOVA Chemicals Corporation

(hereinafter referred to as the “Corporation”)

THIS IS SCHEDULE “II” TO THE FOREGOING FORM 7 UNDER THE
NEW BRUNSWICK BUSINESS CORPORATIONS ACT

1.             PLACE OF SHAREHOLDER MEETINGS

Notwithstanding subsections (1) and (2) of Section 84 of the Business Corporations Act, as from time to time in force, meetings of shareholders of the Corporation may be held at any place outside New Brunswick or at any place outside Canada.

2.             PRE-EMPTIVE RIGHTS

(A)          Notwithstanding subsection (2) of Section 27 of the Business Corporations Act, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of equity shares of any class, in the case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its equity shares of any class of any shares or other securities convertible into or carrying rights or options to purchase its equity shares of any class, shall not as such, even if the issuance of the equity shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the unlimited dividend rights of such holders, have the pre-emptive right as provided by Section 27 of the Business Corporations Act to purchase such shares or other securities.

(B)           Notwithstanding subsection (3) of Section 27 of the Business Corporations Act, as from time to time in force, but subject however to any rights arising under any unanimous shareholders agreements, the holders of voting shares of any class, in case of the proposed issuance by the Corporation of, or the proposed granting by the Corporation of rights or options to purchase, its voting shares of any class or any shares or options to purchase its voting shares of any class, shall not as such, even if the issuance of the voting shares proposed to be issued or issuable upon exercise of such rights or options or upon conversion of such other securities would adversely affect the voting rights of such holders, have the pre-emptive right as provided by Section 27 of the Business Corporations Act to purchase such shares or other securities.

3.             FINANCIAL ASSISTANCE

The Corporation may, directly or indirectly, give financial assistance by means of a loan, guarantee or otherwise:

(a)           to any shareholder, director, officer or employee of the Corporation or of an affiliated corporation, or

(b)           to any associate of a shareholder, director, officer or employee of the Corporation or of an affiliated corporation;

whether or not:

(c)           the Corporation is, or after giving the financial assistance would be, unable to pay its liabilities as they become due; or

(d)           the realizable value of the Corporation’s assets, excluding the amount of any financial assistance in the form of a loan or in the form of assets pledged or encumbered to secure a guarantee, after giving the financial assistance, would be less than the aggregate of the Corporation’s liabilities and stated capital of all classes.

4.             NUMBER OF DIRECTORS

The number of directors within the minimum and maximum numbers provided for in these articles shall be as determined by resolution of the board of directors.

5.             STATED CAPITAL

To the extent that the stated capital of any class of shares of the Corporation immediately following the continuance of the Corporation under the Act would, but for the application of this provision, be less than the stated capital of the same class of shares immediately prior to continuance, the difference shall be added to the stated capital account for such class of shares pursuant to section 25(7) of the Business Corporations Act effective upon continuance, the intent being that the stated capital of such class of shares immediately following continuance shall equal the stated capital of the same class immediately prior to continuance.

Filed/Déposé   2009-07-06

2

BUSINESS CORPORATIONS ACT	LOI SUR LES CORPORATIONS COMMERCIALES
FORM 2	FORMULE 2
NOTICE OF REGISTERED OFFICE OR	AVIS DE DESIGNATION OU
NOTICE OF CHANGE OF REGISTERED OFFICE	AVIS DE CHANGEMENT DU BUREAU ENREGISTRÉ
(SECTION 17)	(ARTICLE 17)

1 - Name of Corporation - Rajson sociele de la corporation:	2 - Corporation No. - No. de la corporation

NOVA Chemicals Corporation	645481

3 - Place and address of the registered office:	Lieu et adresse du bureau enregistré:

44 Chipman Hill, Suite 1000
Saint John, NB E2L 2A9

4 - Effective date of change:	Date d’entrée en vigueur du changement:

Upon Continuance

5 - Previous place and address of the registered office:	Demiers lieu et adresse du bureau enregistré:

1000 - 7th Avenue S.W.
Calgary, AB T2P 5L5

Date	Signature	Description of Office Fonction
July 6, 2009	/s/ Jack S. Mustoe	Senior Vice President, Chief Legal Officer and Corporate Secretary

Filed/Déposé   2009-07-06

BUSINESS CORPORATIONS ACT	LOI SUR LES CORPORATIONS COMMERCIALES
FORM 4	FORMULE 4
NOTICE OF DIRECTORS OR	LISTE DES ADMINISTRATEURS OU
NOTICE OF CHANGE OF DIRECTORS	AVIS DE CHANGEMENT D’ADMINISTRATEURS
(SECTION 64, 71)	(ARTICLE 64, 71)

1 - Name of corporation	Raison sociale de la corporation:

NOVA Chemicals Corporation	645481

2 - The following persons became directors of this corporation:	Liste des personnes devenues administrateurs de la corporation :

Effective Date
Date d’entrée en vigueur	D/J M/M Y/A

Name / Nom	Residential Address or Address for Service Adresse résidentielle ou adresse pour fin de signification	Occupation	Telephone Téléphone

3 - The following persons ceased to be directors of the corporation:	[ILLEGIBLE] corporation :

Effective Date
Date d’entrée en vigueur	D/J M/M Y/A

Name / Nom	Residential Address or Address for Service Adresse résidentielle ou adresse pour fin de signification	Occupation	Telephone Téléphone

4 - The directors of the corporation now are:	Administrateurs actuels de la corporation :

Name / Nom	Residential Address or Address for Service Adresse résidentielle ou adresse pour fin de signification	Occupation	Telephone Téléphone

See Attached Schedule “A”

Date	Signature	Description of Office Fonction
July 6, 2007	/s/ Jack S. Mustoe	Senior Vice President, Chief Legal Officer and Corporate Secretary

For Department Use Only / Réservé à l’usage du ministére	Form 4 / Formule 4 Filed / Déposé Filed/Déposé 2009-07-06

Schedule “A”

Name	Address for Service	Occupation	Telephone
Mohamed Al Mehairi	c/o International Petroleum Investment Company Al Muhairy Centre Office Tower, 10th Floor Sheikh Zayed the 1st Street PO Box 7528 Abu Dhabi United Arab Emirates	Director - Investment Department (International Petroleum Investment Company)	+971 (2) 4176692

Philip J. Brown	c/o Torys LLP 237 Park Avenue New York, NY 10017.3142 USA	Lawyer	212.880.6000

Christopher D. Pappas	c/o NOVA Chemicals Corporation 1550 Coraopolis Heights Road, Moon Township, Pennsylvania 15108 USA	President and Chief Executive Officer (NOVA Chemicals Corporation)	412.490.4000

Georg Thoma	c/o Shearman & Sterling LLP Breite Strasse 69 D-40213 Dusseldorf, Germany	Lawyer	+49 211 17888 819

Filed/Déposé   2009-07-06